February 22, 2019

Bernard Nolan, Attorney Advisor

United States Securities and Exchange Commission

Division of Corporation Finance Office

of Information Technologies and Services

100 F Street, N.E.

Washington, DC 20549

Re: Kelinda, Inc.

Registration on Form S-1

File No. 333-227350

Request for acceleration of effectiveness

Dear Mr. Nolan:

Pursuant Rule 461 promulgated under the Securities Act of 1933, as amended, Kelinda (the “Registrant”) hereby requests acceleration of the effective date of its registration statement on Form S-1 (File No.: 333-227350), as amended (the “Registration Statement”), such that it may become effective on Tuesday, February 26, 2019 at 11:00 a.m. eastern time or as soon as practicable thereafter.

The Registrant confirms that it is aware of its obligations under the Act.

The Registrant hereby acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii) the Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions related to this letter, please contact me at +373 621-150-42.

Sincerely,

/s/ Petru Afanasenco

Petru Afanasenco,

President, director, principal executive officer, principal financial officer, principal accounting officer and controller.